Robert M. Steinberg Direct: (310) 785-5322 Fax: (310) 712-3322 RSteinberg@jmbm.com	1900 Avenue of the Stars, 7th Floor Los Angeles, California 90067-4308 (310) 203-8080 (310) 203-0567 Fax www.jmbm.com Ref: 52071-0001
March 1, 2006
VIA EDGAR
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561

Re:	Emulex Corporation (File No. 001-31353) Form 10-K for the fiscal year ended July 3, 2005 Form 10-Q for the fiscal quarters ended October 2, 2005 and January 1, 2006
Dear Mr. Krikorian:
     On behalf of Emulex Corporation (the “Company” or “Emulex”), this letter is in response to your letter dated February 21, 2006 relating to the above-referenced annual and quarterly reports.
     As discussed with Christopher White of the Staff on February 28, 2006, certain of the Company personnel whose input is necessary in order to fully consider and respond to the Staff’s comments are out of the country or otherwise not immediately available. In addition, in light of the proximately to year-end for many reporting companies, the Company is concerned that its independent auditors, whose input will be required in order to adequately respond to certain of the comments, may have immediate commitments which could complicate the Company’s efforts to promptly respond.
     In light of the foregoing, we respectfully request that the Company be given until Monday, March 20, 2006 to provide its response to your February 21, 2006 letter.

Stephen Krikorian
March 1, 2006

     Please let us know as soon as possible if the proposed timing is problematic.
     Thank you in advance for your cooperation.

Sincerely,
/s/ Robert M. Steinberg

ROBERT M. STEINBERG of Jeffer, Mangels, Butler & Marmaro LLP

RS:dw

cc:	Christopher White, Staff Accountant Paul Folino Michael Rockenbach Natalie Smith Mark Clemens